Exhibit 99.1

ASTRIS ENERGI CLOSES US$1.5 MILLION PRIVATE FINANCING FOR ITS FUEL CELL BUSINESS

MISSISSAUGA, ONTARIO, CANADA, April 12, 2006 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company”), announced today the completion of a US $1.5 million private placement with Cornell Capital Partners, LP (“Cornell”).

The financing consists of a US$1.5 million of secured convertible debentures (the “Debentures”) with a 10% coupon. The Debentures will mature on April 9, 2009. In connection with the transaction, the Company issued to Cornell 1,600,000 warrants exercisable at US$0.19, 600,000 warrants exercisable at US$0.20 and 1,000,000 warrants exercisable at US$0.30, all of which expire in three years. US$750,000 was paid upon closing and the remaining US$750,000 will be paid prior to the Company filing a registration statement with the Securities and Exchange Commission. Ardour Capital Investments LLC acted as placement agent.

The proceeds will be used for operation of the Company’s pilot fuel cell production line, marketing initiatives, supporting the Company’s patent initiatives and for general corporate purposes.

Debt holders from a prior Astris financing have converted CDN $130,000 worth of debentures on the same terms as the Cornell financing.

“I am pleased to announce this institutional financing” said Jiri Nor, President and CEO. “We are actively pursuing several key market channels and strategic partners for the commercialization of our line of cost effective alkaline fuel cell generators. We believe that this financing will facilitate these efforts.”

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About Astris Energi Inc.
Astris is committed to becoming a leading provider of affordable stationary and motive power fuel cells and components. Additional information is available at the company’s website: www.astris.ca.

About Cornell Capital Partners LP
Launched in 2001, Cornell Capital has committed over $1 billon in capital to over 150 companies listed in the U.S., U.K., Australia, Germany, Singapore and Canada. Cornell Capital Partners provides innovative financing solutions to growing companies in the small-cap sector, worldwide. For more information please visit: http://www.cornellcapital.com

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
VP of Finance
905-608-2000
Astris Energi Inc.